# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sun Country Airlines Holdings, Inc., CIK 0001743907
CUSIP: 866683105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2005 Cargo Road,, Minneapolis, Minnesota (MN), 55450
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023057
Filed by CIK 0001851327

## Reporting persons
- SCA Horus Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,346,105; sole dispositive power 0; shared dispositive power 6,346,105; aggregate amount beneficially owned 6,346,105 (12% of the class)
- AP VIII (SCA Stock AIV), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,346,105; sole dispositive power 0; shared dispositive power 6,346,105; aggregate amount beneficially owned 6,346,105 (12% of the class)
- Antoine Munfakh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,346,105; sole dispositive power 0; shared dispositive power 6,346,105; aggregate amount beneficially owned 6,346,105 (12% of the class)
- Noah Falk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,346,105; sole dispositive power 0; shared dispositive power 6,346,105; aggregate amount beneficially owned 6,346,105 (12% of the class)

## Item 1. Issuer
Name of issuer: Sun Country Airlines Holdings, Inc.
Address of issuer's principal executive offices: 2005 Cargo Road, Minneapolis, MN, 55450

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) SCA Horus Holdings, LLC ("Apollo Stockholder"); (ii) AP VIII (SCA Stock AIV), LLC; (iii) Antoine Munfakh; and (iv) Noah Falk. The foregoing are collectively referred to herein as the "Reporting Persons."

The Apollo Stockholder holds securities of the Issuer. AP VIII (SCA Stock AIV), LLC is the sole member of the Apollo Stockholder. Antoine Munfakh and Noah Falk are the directors of AP VIII (SCA Stock AIV), LLC.
Address of principal business office or, if none, residence: The address of the principal office of each Reporting Person is 9 West 57th Street, 41st Floor, New York, New York, 10019.
Citizenship: The Apollo Stockholder and AP VIII (SCA Stock AIV), LLC are each a Delaware limited liability company. Messrs. Munfakh and Falk are each United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Apollo Stockholder 6,346,105
AP VIII (SCA Stock AIV), LLC 6,346,105
Antoine Munfakh 6,346,105
Noah Falk 6,346,105

Each of the reporting persons disclaims beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Apollo Stockholder 12.0%
AP VIII (SCA Stock AIV), LLC 12.0%
Antoine Munfakh 12.0%
Noah Falk 12.0%

The percentages are based on 52,939,832 shares of Common Stock outstanding as of September 30, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on October 30, 2024.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
Apollo Stockholder 6,346,105
AP VIII (SCA Stock AIV), LLC 6,346,105
Antoine Munfakh 6,346,105
Noah Falk 6,346,105
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
Apollo Stockholder 6,346,105
AP VIII (SCA Stock AIV), LLC 6,346,105
Antoine Munfakh 6,346,105
Noah Falk 6,346,105

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SCA Horus Holdings, LLC: AP VIII (SCA Stock AIV), LLC, Sole Shareholder (02/14/2025)
- SCA Horus Holdings, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- AP VIII (SCA Stock AIV), LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- Antoine Munfakh: /s/ Antoine Munfakh, Antoine Munfakh (02/14/2025)
- Noah Falk: /s/ Noah Falk, Noah Falk (02/14/2025)